1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2021 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	February 9, 2021	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC Board of Directors Meeting Resolutions

Hsinchu, Taiwan, R.O.C., Feb. 9, 2021 – TSMC (TWSE: 2330, NYSE: TSM) today held a meeting of the Board of Directors, which passed the following resolutions:

1. Approved the 2020 Business Report and Financial Statements. Consolidated revenue totaled NT$1,339.255 billion and net income was NT$517.89 billion, with diluted earnings per share of NT$19.97.

2. Approved the distribution of a NT$2.5 per share cash dividend for the fourth quarter of 2020, and set June 23, 2021 as the record date for common stock shareholders entitled to participate in this cash dividend distribution, and the ex-dividend date for the common shares shall be June 17, 2021. As required by Article 165 of Taiwan’s Company Law, the shareholders' register shall be closed for five days prior to the record date (June 19 through June 23, 2021) for registration transfer, and the dividend will be paid on July 15, 2021. In addition, the ex-dividend date for TSMC American Depositary Shares (ADSs) will be June 17, 2021. The record date for TSMC ADSs entitled to participate in this cash dividend distribution will be June 18, 2021.

3. Approved distribution of employees’ business performance bonus and profit sharing totaling approximately NT$69,506.37 million for 2020. This includes business performance bonus of NT$34,753.18 million distributed following each quarter of 2020 and profit sharing of NT$34,753.18 million to be distributed in July 2021.

4. Approved capital appropriations of approximately US$11,794.8 million (approximately NT$324,293.27 million) for purposes including: 1) Fab construction, and installation of fab facility systems; 2) Installation and upgrade of advanced technology capacity; 3) Installation of mature and specialty technology capacity; 4) Installation and upgrade of advanced packaging capacity; 5) Second quarter 2021 R&D capital investments and sustaining capital expenditures.

5. Approved the establishment of a wholly-owned subsidiary in Japan to expand our 3DIC material research, with a paid-in capital of not more than ¥18.6 billion (approximately US$186 million).

6. Approved the issuance of unsecured corporate bonds in the domestic market for an amount not to exceed NT$120 billion (approximately US$4.4 billion), and the provision of a guarantee to TSMC Global, a wholly-owned foreign subsidiary of TSMC, for its issuance of US dollar-denominated senior unsecured corporate bonds for an amount not to exceed US$4.5 billion, to finance TSMC’s capacity expansion and/or pollution prevention related expenditures.

7. To facilitate VisEra Technologies Company Ltd.’s IPO in Taiwan, the board approved the sale of up to 39,501,000 common shares of VisEra at a price of NT$240 per share

8. Approved the convening of the 2021 AGM for 9:00 a.m. on June 8, 2021 at Ambassador Hotel Hsinchu (10F, No. 188, Section 2, Zhonghua Road, Hsinchu), at which shareholders will hold an election for TSMC’s 10-member Board of Directors, including 6 independent directors.

9. Approved the following personnel promotions:

• Promoted R&D Organization's Senior Director of N2 Platform Development Division Dr. Geoffrey Yeap to Vice President.

• Appointed Dr. Chris Horng-Dar Lin as Vice President and Chief Information Officer of Corporate Information Technology.

About TSMC

TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s largest dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 281 distinct process technologies, and manufactured 11,617 products for 510 customers in 2020 by providing broadest range of advanced, specialty and advanced packaging technology services. TSMC is the first foundry to provide 5-nanometer production capabilities, the most advanced semiconductor process technology available in the world. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

#    #    #

TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-5636688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Baker Li Public Relations Tel: 886-3-5636688 ext.7125037 Mobile: 886-988-932-757 E-Mail: baker_li@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the major financials for the year ended December 31, 2020 approved in TSMC Board of Directors meeting. All figures were prepared in accordance with TIFRS on a consolidated basis.

(Audited; in NT$ thousands, except for EPS)

Comprehensive Income Statements Items (for the year ended December 31, 2020)
Net sales	1,339,254,811
Gross profit	711,130,120
Income from operations	566,783,698
Income before tax	584,777,180
Net income	518,158,082
Net income attributable to shareholders of the parent	517,885,387
Basic EPS (NT$)	19.97

Balance Sheets Items (as of December 31, 2020)
Total assets	2,760,711,405
Total liabilities	910,089,406
Equity attributable to shareholders of the parent	1,849,657,256